Exhibit 99.1

 BOS Reports a 60% Growth in Orders Received in the First Quarter of the Year 2022

RISHON LE ZION, Israel, April 26, 2022 (GLOBE NEWSWIRE) -- BOS Better Online Solutions Ltd. ("BOS" or the "Company") (NASDAQ: BOSC) announced today that orders received during the first quarter of 2022 reached a record amount of $13.8 million. This reflects an increase of 60% over the dollar amount of orders in the comparable period of last year. Most of the orders are for delivery in the year 2022.

Eyal Cohen, BOS’ CEO, stated: “This growth in orders is organic and does not include orders attributed to the acquisition of the assets of Dagesh, which we completed on March 1, 2022.

The growth is a result of:

a) An increased demand for the Supply Chain division’s products and services from customers in the defense and aviation industries;

b) Expansion in the number of logistic centers opened in Israel, which increased the demand for the RFID division’s products and services”.

About BOS

BOS provides services and systems for inventory production and management in three channels:

•	Services – The Supply Chain division provides inventory procurement and kitting.
•	Integration – the RFID division provides off-the-shelf software and equipment to track and manage inventory in the production floor and warehouse.
•	Development – the Intelligent Robotics division develops and builds custom-made robotic cells for industrial and logistic processes.

Contact: Eyal Cohen, CEO
+972-542525925 | eyalc@boscom.com

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, failure to successfully integrate and achieve the potential benefits of the acquisition of the business operations of Imdecol Ltd. (the Robotics business line) and Dagesh Inventory Counting and Maintenance Ltd., inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, military and political upheavals, the impact of the COVID-19 virus and continued availability of financing for working capital purposes and to refinance outstanding indebtedness. Additional risks and uncertainties are detailed in BOS' periodic reports and registration statements filed with the US Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.